U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, Wisconsin 53202

April 13, 2023

VIA EDGAR TRANSMISSION

Ms. Emily Rowland
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Trust for Professional Managers (the “Trust”)
Securities Act Registration No: 333-62298
Investment Company Act Registration No: 811-10401
RiverPark Strategic Income Fund (S000080182)

Dear Ms. Rowland,

The purpose of this letter is to respond to oral comments the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission on March 14, 2023 regarding the Trust’s Post-Effective Amendment No. 822 (“PEA No. 822”) to its registration statement, filed on behalf of its proposed new series, RiverPark Strategic Income Fund (the “Fund”). PEA No. 822 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”), on Form N‑1A on January 27, 2023 for the purpose of registering the Fund as a new series of the Trust. A summary of the Staff’s comments, along with the Trust’s responses, are set forth below. Undefined capitalized terms used herein have the same meaning as in PEA No. 822.

The Trust’s responses to your comments are as follows:

Prospectus – General Comments

1.Staff Comment: Please file your response letter on EDGAR and email a copy to Emily Rowland no later than five business days before the effective date of the Prospectus.

Response: The Trust has complied with this request.

2.Staff Comment: Please note that all comments made in one location are applicable to all similar disclosure appearing elsewhere in the Prospectus.

Response: The Trust responds by confirming that, where the Staff has made a comment in one location, the Trust will update all similar disclosure appearing elsewhere in the Prospectus.

Prospectus – Summary Section – Fees and Expenses of the Fund

3.Staff Comment: Please bold the second sentence in the paragraph preceding the fees and expenses table.

Response: The Trust responds by making the requested revision.

4.Staff Comment: The Staff believes that because the Fund is the accounting survivor of the Predecessor Fund, the Fund does not qualify as a new fund. Please revise footnote #2 to the table to indicate that the other expenses are restated to reflect current expenses, which are estimated.

Response: The Trust responds by revising footnote No. 2 as follows:

“Other Expenses are restated from the Predecessor Fund’s (as defined below) expenses based on contractual arrangements with the Fund’s current service providers.”

5.Staff Comment: If the management fee of the Fund is different from the management fee of the Predecessor Fund, please state so in a footnote to the table.

Response: The Trust confirms that the management fee of the Fund is the same as the management fee of the Predecessor Fund.

6.Staff Comment: Please include five- and ten-year periods in the Example because the Fund is the accounting survivor to the Predecessor Fund.

Response: The Trust responds by making the requested revision.

Prospectus – Summary Section – Principal Investment Strategies

7.Staff Comment: The Principal Investment Strategies disclosure often uses the term “may invest,” which gives little indication of what the Fund’s principal investments will be. Please revise the Fund’s strategy to either state “the Fund will invest” or more specifically identify the Fund’s principal strategies.

Response: The Trust respectfully declines to revise the Principal Investment Strategies disclosure in response to the Staff’s comment. The Trust notes that the current disclosure provides specificity to shareholders by indicating that the Fund will invest at least 80% of its net assets in fixed income securities, will invest in fixed income securities of various credit qualities and durations, and will invest predominantly in U.S. dollar-denominated securities. The term “may invest” in this section is used solely to denote the limits on the Fund’s exposure to a particular asset class (fixed income securities, foreign securities and below investment grade securities) or investment strategy (short sales). The term “may invest” is not used to provide a range of security types that the Adviser may utilize in implementing the Fund’s principal investment strategies. The Trust believes that the current strategy disclosure adheres to the requirements of Form N-1A to disclose any policy, practice or technique used by the Fund to achieve its investment objective with consideration for the amount of the Fund’s assets expected to be committed to a particular strategy or placed at risk by a particular strategy. The Trust further responds that it believes that the use of the term “may invest” in the Principal Investment Strategies section is consistent with the approach taken by a wide range of registered investment companies whose registration statements have been subject to Staff review and requiring the Fund to revise its disclosure would result in disparate treatment of the Fund.

8.Staff Comment: If the Fund invests or intends to invest in convertible securities, please consider what, if any, disclosure is appropriate. The type and location of the disclosure will depend on the extent to which the Fund invests in convertible securities and the type of convertible securities. If convertible securities will be a principal type of investment, the Fund should provide a description and appropriate risk disclosure.

Response: The Trust notes that both the Principal Investment Strategies section and Principal Risks section of the Prospectus include disclosure relating to the Fund’s investments in convertible bonds. The Trust further responds by revising the first sentence under Principal Investment Strategies as follows:

“The Fund seeks to achieve its investment objective by investing in both investment grade and non-investment grade debt, preferred stock, convertible bonds (i.e., debt securities that provide the Fund with a right or an obligation to exchange the debt security for a predetermined number of shares in the issuing company), bank loans, high yield bonds, mortgage- and asset-backed securities, special purpose acquisition companies (“SPACs”) and income producing equities (collectively, “Securities”) that the Adviser deems appropriate for the Fund’s investment objective.

9.Staff Comment: The Principle Investment Strategies states: “The Fund will invest in fixed income securities of various credit qualities (i.e., investment grade and below investment grade (i.e., junk bonds)) and maturities (i.e., long-term, intermediate and short-term).” Please disclose whether there is any criteria as to the duration of the Fund’s investments in fixed income securities.

Response: The Trust responds that the Fund invests in individual fixed income securities without restriction as to duration.

10.Staff Comment: The Principal Investment Strategies states: “The Fund may invest up to 100% of its assets in below investment grade fixed income securities.” Please consider including distressed securities in the description of the Fund’s investments in below investment grade fixed income securities.

Response: The Trust responds by revising the first paragraph of this section to add the following disclosure:

“The Fund’s investment in below investment grade fixed income securities may include distressed securities, which are fixed income securities issued by companies experiencing significant financial or business difficulties such as bankruptcy, reorganization or liquidation proceedings.”

11.Staff Comment: Will the Fund’s investments in foreign securities include investments in foreign markets? If so, please include disclosure about investing in foreign markets.

Response: The Trust responds supplementally by noting that under normal market conditions the Fund expects to have exposure to foreign domiciled companies that issue debt that may be denominated in the local currency or the U.S. Dollar. The Trust further notes that the Predecessor Fund has had non-U.S. Dollar exposure to the Euro, British Pound, Norwegian Kroner and Swedish Krona. The Trust respectfully declines to add additional disclosure because the prospectus currently includes disclosure in the Principal Investment Strategies and Principal Risks sections regarding investments in foreign securities, including foreign currency-denominated securities, and the associated risks.

12.Staff Comment: For accounting purposes, if the Fund will be principally investing in emerging markets securities, please adhere to ADI 2020-11.

Response: The Trust responds that the Fund will not invest in emerging markets securities as a principal investment strategy.

13.Staff Comment: In the Principal Investment Strategies on pages 2 and 10, please delete the sentence: “The Fund will be diversified by Security and by exposure to industries and sectors.” It is not clear to the Staff what the sentence means.

Response: The Trust responds by revising the noted sentence as follows:

“The Fund’s investments will be diversified across individual issuers and industries.”

14.Staff Comment: In the Principal Investment Strategies on pages 2 and 10, please delete or revise the sentence: “The Fund, however, may, from time to time, concentrate its investments in a specific credit quality, such as high-yield, or maturity, such as short-term.” It is not clear to the Staff what the sentence means because concentration usually refers to an industry or group of industries and not credit quality.

Response: The Trust responds by revising the sentence as follows:

“The Fund, however, ~~may, from time to time, concentrate its investments in a specific~~ will invest without restriction as to issuer credit quality, ~~such as high-yield~~ capitalization, or security maturity~~, such as short-term~~.”

15.Staff Comment: In the Principal Investment Strategies on pages 2 and 10, please remove the sentence: “If the Adviser is unable to find such investments, the Fund’s uninvested assets may be held in cash or similar investments, subject to the Fund’s specific investment objective,” as it is not a principal investment strategy.

Response: The Trust responds by making the requested revision.

16.Staff Comment: In the sentence: “Securities may be held in the Fund’s portfolio until maturity, however, a Security may be sold prior to maturity in light of a corporate action or announcement affecting the issuer, for example,” please revise “Securities may be held” to “Securities will generally be held.”

Response: The Trust responds by revising the noted disclosure as follows:

“The Fund’s buy and sell decisions are driven by the Adviser’s investment process. The Fund may hold Securities until maturity but will sell a Security when the Adviser determines a Security is no longer an attractive investment opportunity consistent with the Fund’s investment objective, when a more attractive investment opportunity becomes available or to satisfy redemption requests.”

17.Staff Comment: Will the Fund be shorting ETFs? The Principal Investment Strategies states: “The Fund may invest up to 15% of the value of its total assets to effect short sales of securities, including exchange-traded funds (“ETFs”) to hedge the portfolio if the Adviser believes it is consistent with achieving the Fund’s investment objective.” Please revise the disclosure to specify how the Fund will be investing in ETFs, whether through shorting or not. If the Fund’s investments in ETFs are greater than one basis point, please also include a line item for acquired fund fees and expenses (“AFFE”) in the Fees and Expenses table.

Response: The Trust responds by confirming that the Fund will use ETFs for shorting and by revising the noted disclosure as follows:

“The Fund may invest up to 15% of the value of its total assets to effect short sales of securities, including short sales of exchange-traded funds (“ETFs”), to hedge the portfolio if the Adviser believes it is consistent with achieving the Fund’s investment objective.”

The Trust further responds by undertaking to add a line item for AFFE to the Fees and Expenses table if the Trust determines that the Fund’s intended short sales of ETFs will result in greater than one basis point of AFFE.

Prospectus – Summary Section – Principal Risks

18.Staff Comment: If the Fund is sold through banks, please include the disclosure required by Item 4(b)(iii) in the introduction paragraph under Principal Risks.

Response: The Trust responds by confirming that the Fund is not advised by or sold through an insured depository institution.

19.Staff Comment: Please include an example of duration in the Item 4 or Item 9 “Fixed Income Securities Market Risk.”

Response: The Trust responds including the following disclosure in the Item 9 “Fixed Income Securities Market Risk”:

“Duration is a measure of sensitivity of a security’s price to changes in interest rates. For example, a security with a duration of 1 would be expected to decrease in price 1% for every 1% rise in interest rates (the inverse is true as well).”

20.Staff Comment: In the Fixed Income Securities Market Risk, please discuss changes in prevailing interest rates and reference the current rising interest rate environment and its impact on the Fund’s investments.

Response: The Trust responds by adding the following disclosure to the “Fixed Income Securities Market Risk”:

“In response to rising inflation, the Federal Reserve raised short-term interest rates over the last year, with the potential for further rate increases in 2023. Uncertainty regarding the ability of the Federal Reserve to successfully control inflation, the potential for incremental rate increases, and the full impact of prior rate increases may negatively impact fixed income security prices and increase market volatility. In general, the market price of fixed income securities with longer maturities will increase or decrease more in response to changes in interest rates than shorter-term securities”

21.Staff Comment: Please delete the phrase “or longer” from the first sentence of the second paragraph of the Fixed Income Securities Market Risk.

Response: The Trust responds by making the requested revision.

22.Staff Comment: If the Fund intends to invest principally in covenant-lite loans, please add appropriate disclosure in the Bank Loans Risk in Item 4 and Item 9.

Response: The Trust responds by confirming that the Fund does intend to invest in covenant-lite loans and has revised Bank Loans Risk as follows:

“Bank Loans Risk. The secondary market for bank loans is a private, unregulated inter-dealer or inter-bank resale market. Purchases and sales of loans are generally subject to contractual restrictions that must be satisfied before a loan can be bought or sold. These restrictions may impede the Fund’s ability to buy or sell loans and may negatively impact the transaction price. It may take longer than seven days for transactions in loans to settle. The Fund may hold cash, sell investments or temporarily borrow from banks or other lenders to meet short-term liquidity needs due to the extended loan settlement process, such as to satisfy redemption requests from Fund shareholders. To the extent the Fund invests in bank loans that are covenant-lite loans (i.e., loans that do not have a complete set of financial maintenance covenants and that can only be breached following an affirmative action of the borrower), the Fund may have fewer rights against a borrower and may have a greater risk of loss on such investments as compared to investments in or exposure to loans with financial maintenance covenants.”

23.Staff Comment: In the Foreign Securities Risk, please elaborate on what “currency fluctuation risk” means in Item 4 and describe it in more detail in Item 9.

Response: The Trust responds revising the sentence with the reference to “currency fluctuation risk” in the “Foreign Securities Risk” as follows:

“Foreign securities also involve such risks including ~~as~~ changes in foreign currency exchange rates adversely affecting the U.S. Dollar value of the Fund’s investments ~~currency fluctuation risk~~, delays in transaction settlements, possible imposition of withholding or confiscatory taxes, possible currency transfer restrictions, and the difficulty of enforcing obligations in other countries”

Prospectus – Summary Section – Performance

24.Staff Comment: If the expenses for the Retail Class were higher than those for the Institutional Class, please state so in the footnote to the performance bar chart and state that the performance results for the Retail Class would be lower.

Response: The Trust responds by making the requested revision.

Prospectus – Principal Risks

25.Staff Comment: Please include the Forward Currency Contracts Risk in Item 9.

Response: The Trust responds by making the requested revision.

Prospectus – General Investment Policies of the Fund

26.Staff Comment: Please consider moving the disclosure under Change in Investment Objective on page 12 up to the Investment Objective section on page 10.

Response: The Trust responds by making the requested revision.

Prospectus – Non-Principal Investment Risks of the Fund

27.Staff Comment: Why is the Illiquid Investments Risk a non-principal risk of the Fund? Since the Fund invests in bank loans and mortgage-backed securities, consider whether you need this risk or whether it should be built into the applicable investment types.

Response: The Trust responds that bank loans and mortgage-backed securities may be deemed to be less liquid and has therefore included the Illiquid Investments Risk.

Prospectus – Financial Highlights

28.Staff Comment: Please include the Consent of the Independent Registered Public Accounting Firm for the Predecessor Fund and specify that the Consent is for the financials of the Predecessor Fund.

Response: The Trust responds by undertaking to include the consent of the Independent Registered Public Accounting Firm for the Predecessor Fund as an exhibit to the post-effective amendment that will be filed with respect to the Fund to address the Staff’s comments on PEA No. 822.

Statement of Additional Information – Investment Restrictions

29.Staff Comment: In the Fundamental Investment Restrictions section, please include the phrase “or group of industries” in fundamental restriction #4.

Response: The Trust responds by making the requested revision.

30.Staff Comment: Please revise the “Non-Fundamental Investment Restriction” section to instead be titled “Other Investment Restrictions.”

Response: The Trust responds by making the requested revision.

31.Staff Comment: Please remove the second sentence under Non-Fundamental Investment Restriction that states: “These restrictions can be changed by the Board of Trustees, but the change will only be effective after prior written notice is given to shareholders of the applicable Fund” because these restrictions are required by Rule 22e-4 and the Board cannot change the policy.

Response: The Trust responds by making the requested revision.

32.Staff Comment: In footnote #1 under Non-Fundamental Investment Restriction, please change the term “illiquid security” to “illiquid investment.”

Response: The Trust responds by making the requested revision.

Statement of Additional Information – Management of the Fund – Portfolio Manager – Other Accounts Managed by the Portfolio Manager

33.Staff Comment: In the Other Accounts Managed by the Portfolio Manager table, please correct the date of the table to December 31, 2022 instead of December 31, 2023.

Response: The Trust responds by making the requested revision.

Statement of Additional Information – Service Providers – Fund Administrator, Transfer Agent and Fund Accountant

34.Staff Comment: Please consider disclosing any fees for administrative services that were paid by the Predecessor Fund.

Response: The Trust responds by undertaking to include the fees paid for administrative services by the Predecessor Fund in the post-effective amendment that will be filed with respect to the Fund to address the Staff’s comments on PEA No. 822.

Part C

35.Staff Comment: In the Exhibit List, please include the Consent of the Independent Registered Public Accounting Firm for the Predecessor Fund.

Response: The Trust responds supplementally by noting that Exhibit (j)(1) in Part C, noted in PEA No. 822 as “To Be Filed By Amendment,” is for the Predecessor Fund’s Independent Registered Public Accounting Firm to consent to the incorporation by reference of their report relating to the financial statements and financial highlights of Predecessor Fund for the year ended September 30, 2022. The Trust further responds that the consent will be included as an exhibit to the post-effective amendment that will be filed with respect to the Fund to address the Staff’s comments on PEA No. 822.

36.Staff Comment: On the Signatures page, please include the title “Principal Executive Officer” for John P. Buckel.

Response: The Trust responds by making the requested revision.

* * * * * *

If you have any additional questions or require further information, please contact Jay Fitton at (513) 520-5925.

Sincerely,

/s/ John P. Buckel
John P. Buckel
President and Principal Executive Officer
Trust for Professional Managers